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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-1
                                (Amendment No. 2)

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                              WIZTEC SOLUTIONS LTD.
                            (Name of Subject Company)

                        CONVERGYS ISRAEL INVESTMENTS LTD.
                              CONVERGYS CORPORATION
                                    (Bidders)

                 Ordinary Shares, New Israeli Shekel 1 Par Value

                                   M98105-105
                      (CUSIP Number of Class of Securities)

                             William D. Baskett III
                              Convergys Corporation
                          General Counsel and Secretary
                             201 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-2444
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of Bidder)

                                    COPY TO:

                                  Neil Ganulin
                               Frost & Jacobs LLP
                                 2500 PNC Center
                             Cincinnati, Ohio 45202
                                 (513) 651-6800

                            CALCULATION OF FILING FEE
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Transaction Valuation*                                      Amount of Filing Fee

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$55,762,534(1)................................................     $11,152.51(2)
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 1.      For purposes of calculating the filing fee only. Pursuant to, and as provided by, Rule 0-11(d), this amount is calculated by multiplying $18.30, the per share cash tender offer price, by 3,047,133 Ordinary Shares, New Israeli Shekel 1 par value, which represents all Ordinary Shares outstanding as of March 2, 1999 not owned directly or indirectly by the persons filing this statement and assumes the exercise of all warrants and options to purchase Ordinary Shares which were outstanding as of March 2, 1999.

 2. The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash value for such number of shares.
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[X]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,152.51
Form or Registration No.:  Schedule 14D-1
Filing Party: Convergys Corporation, Convergys Israel Investments Ltd. and
     Convergys Information Management Group Inc.
Date Filed: April 1, 1999


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                                 SCHEDULE 14D-1

CUSIP No.    M98105-105
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1.       Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of
         Above Persons
         Convergys Corporation
         I.R.S. ID No. 31-1598292

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2.       Check the Appropriate Box if a Member of a Group
         (A)      [X]
         (B)      [ ]


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3.       SEC Use Only


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4.       Source of Funds
         BK

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Item 2(e) or 2(f) [ ]

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6.       Citizenship or Place of Organization
         Ohio

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7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         4,829,939

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                           [___]


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9.       Percent of Class Represented by Amount in Row (7)
         68.2%

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10.      Type of Reporting Person
         HC

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                                 SCHEDULE 14D-1

CUSIP No. M98105-105
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1.   Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

         Convergys Israel Investments Ltd.
         I.R.S. ID No. Not applicable

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2.       Check the Appropriate Box if a Member of a Group
         (A)      [X]
         (B)      [ ]


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3.       SEC Use Only


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4.       Source of Funds
         AF

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Item
         2(e) or 2(f) [ ]

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6.       Citizenship or Place of Organization
         State of Israel

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7.       Aggregate Amount Beneficially Owned By Each Reporting Person
         4,829,939

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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                           [___]

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9.       Percent of Class Represented by Amount in Row (7)
         68.2%

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10.      Type of Reporting Person
         CO

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                                 SCHEDULE 14D-1

CUSIP No. M98105-105

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1.  Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

         Convergys Information Management Group Inc.
         I.R.S. ID No. 31-1069790

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2.      Check the Appropriate Box if a Member of a Group
         (A)      [X]
         (B)      [ ]


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3.      SEC Use Only


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4.      Source of Funds
         Not applicable, because not purchasing Shares

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5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Item
         2(e) or 2(f) [ ]

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6.      Citizenship or Place of Organization
         Ohio

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7.      Aggregate Amount Beneficially Owned By Each Reporting Person
         0

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8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                           [___]


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9.      Percent of Class Represented by Amount in Row (7)
         0.0%

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10.     Type of Reporting Person
        CO

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                                  INTRODUCTION

         Convergys Corporation, an Ohio corporation ("Parent"), Convergys Israel Investments Ltd., a company limited by shares duly registered under the laws of the State of Israel and a wholly owned subsidiary of Parent ("Sub"), and Convergys Information Management Group Inc., an Ohio corporation and a wholly owned subsidiary of Parent ("Convergys IMG"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on April 1, 1999, as amended, with respect to the offer to purchase all of the outstanding Ordinary Shares, New Israeli Shekel 1 Par Value (the "Shares"), of Wiztec Solutions Ltd., a company limited by shares duly registered under the laws of the State of Israel (the "Company"), not already owned by Parent and Convergys IMG.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Item 6 of the Schedule 14D-1 is amended and supplemented by adding the following:

        At 12:00 midnight, Eastern Daylight Time, on April 28, 1999, the Offer expired. Based on preliminary information provided by the Depositary, approximately 4,829,939 Shares (or approximately 68.2% of the Shares outstanding), were validly tendered and not withdrawn pursuant to the Offer, including Shares tendered pursuant to notices of guaranteed delivery, and including 4,750,200 Shares tendered by Convergys Information Management Group Inc., an affiliate of Sub and 79,739 Shares tendered by shareholders not affiliated with Sub. Sub has accepted for payment all such Shares at the purchase price of $18.30 per Share, net to the Seller in cash.

ITEM 11. INFORMATION TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is amended and supplemented by adding the following:

         (a)(11) Press Release, dated April 29, 1999.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 1999        Convergys Israel Investments Ltd.



                            By: William D. Baskett III
                                ---------------------------------
                                     William D. Baskett III
                                     Vice President


                            Convergys Corporation



                            By: William D. Baskett III
                                ---------------------------------
                                     William D. Baskett III
                                     General Counsel and Secretary

                            Convergys Information Management Group Inc.


                            By:  Roy T. Heggland
                                ---------------------------------
                                     Roy T. Heggland
                                     Senior Vice President and General Counsel